Mail Stop 6010


	March 10, 2006


Robin Adler
Chief Executive Officer
Nextest Systems Corporation
1901 Monterey Road
San Jose, CA 95112

Re:	Nextest Systems Corporation
	Amendment No. 3 to Registration Statement on Form S-1
	Filed March 2, 2006 and
	Amendment No. 4 to Registration Statement on Form S-1
	Filed March 3, 2006
	Registration No. 333-130100

Dear Mr. Adler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 71

1. Please tell us why the number of shares outstanding after your offering (16,887,678), does not reconcile with the number of shares of common stock that will be outstanding after your offering as indicated on page 4 (16,886,928).

2. Please identify the natural person(s) with voting or investment control over the shares held by the selling stockholders identified under "Other Selling Stockholders." For example, if voting or investment control over the shares held by any of the named entities is maintained by that entity`s board of directors, general partners, or similar groups or entities, please include appropriate disclosure.

3. We note your revisions to footnotes (3) and (4), however, we continue to await your response to comment 27 in our letter dated December 29, 2005 with respect to the other selling stockholders. If any of the other selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please provide the disclosure requested by that comment; if none of the other selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please indicate that in your response to us.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3643 or Angela
Crane,
Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Victor A. Herbert, Esq.
	Randall B. Schai, Esq.
	Marina Remennik, Esq.
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Robin Adler
Nextest Systems Corporation
March 10, 2006
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